SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number 0-20355

Costco 401(k) Retirement Plan
(full title of plan)

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027
(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3
Notes to Financial Statements	4
Supplemental Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	12
Signature	28
Exhibit:
23(a) - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
Seattle, Washington
June 10, 2016

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
(in thousands)

	2015	2014
Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$4,720,350	$3,481,433
Common commingled trust funds	2,313,903	2,234,859
Separately managed accounts	1,622,876	409,903
Registered investment company funds	866,839	2,224,625
Investments at contract value:
Fully benefit-responsive investment contracts	1,083,350	1,143,368
Total investments	10,607,318	9,494,188
Receivables:
Notes receivable from participants	432,585	419,432
Employer contributions (net of forfeitures)	278,537	261,055
Total receivables	711,122	680,487
Non-interest bearing cash	5,825	1,455
Net assets available for benefits	$11,324,265	$10,176,130

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014
(in thousands)

	2015	2014
Net investment income:
Net appreciation of investments	$555,628	$754,085
Interest	23,295	23,035
Dividends	217,359	174,310
Total net investment income	796,282	951,430
Interest from notes receivable from participants	19,979	19,914
Contributions to the Plan:
Employee	452,191	404,604
Employer	330,883	312,334
Total contributions	783,074	716,938
Distributions to participants	(451,200)	(309,856)
Net increase in net assets available for benefits	1,148,135	1,378,426
Net assets available for benefits, beginning of year	10,176,130	8,797,704
Net assets available for benefits, end of year	$11,324,265	$10,176,130

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company or Costco).
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Starting January 1, 2016, participants' investment in Costco common stock are limited to no more than 50% of their 401(k) Plan Account, including loan repayments. Participants will not be forced to sell stock and may still reinvest stock dividends in Costco common stock. Participants will not be able to purchase more stock if, after the change, total stock investment exceeds 50%. Additionally, participants' loans will no longer be in default and required to be paid within 30 days of termination. Participants will be allowed to continue making regular loan payments after termination. These amendments were approved in November 2015.

(a)	Employee Contributions

The Plan allows employees at least 18 years of age who have completed 90 days of service within a 12-consecutive-month period to make salary deferral contributions, commencing the first day of the month following the completion of 90 days of employment. Participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. The percentage deferred into the Plan automatically increases by one percentage point on an active participant’s employment anniversary date, and each anniversary date thereafter, to a maximum automatic deferral of 20%. Employees may choose to opt out of this automatic deferral increase.

(b)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to the age-based target retirement fund. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other-than-California Union Employee.

(1)	California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year. In addition, employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible for an annual employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year, based on straight-time hours worked during the plan year, up to a maximum of 2,080 hours per calendar year and years of service. These contributions in 2015 and 2014 ranged from $0.05 to $0.47 per hour, totaling $4.3 million and $4.2 million, respectively.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

(2)	Other-than-California Union Employees
The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year. In addition, employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours, calculated every pay period, are eligible for an annual discretionary employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. If the minimum hours requirement is not met in the first 12 months, hours roll forward until the requirement is fulfilled. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year. These contributions ranged from 3% to 9% of each participant's compensation based on years of service, as defined by the Plan, totaling $274.2 million and $256.8 million for the years ended December 31, 2015 and 2014, respectively.

(c)	Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, plan earnings, and appreciation or depreciation in underlying securities. Participant accounts are also charged with an allocation of certain expenses based on the account balances. An example of an expense is the investment fees, which vary by investment elections. The benefit to which a participant is entitled is that available from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions, actual earnings thereon, and in other contributions as defined in the Plan document. Vesting in the employer-match, employer contributions, and discretionary contributions, including actual earnings thereon, is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or to pay administrative expenses. During 2015 and 2014, forfeitures totaling $3.8 million and $3.5 million, respectively, were used to reduce employer contributions. There were no unallocated forfeitures as of December 31, 2015 and 2014, after application to reduce the employer discretionary contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-hired by the Company and repays the full amount distributed upon termination.

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options then available. Participants may change their options and transfer amounts between funds daily. T. Rowe Price (TRP) is the trustee for all investments and the keeper of records of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

The Capital Preservation Portfolio (CPP) is a fully benefit-responsive investment contract for the exclusive benefit of the Plan. The CPP invests in Guaranteed Investment Contracts (GICs), Synthetic Guaranteed Investment Contracts (SICs), Separate Account Contracts (SACs) and mutual funds.

(g)	Distributions

Upon termination of employment, total disability or death, the vested interest in a participant’s account is payable in a lump sum, or as a partial or installment distribution for eligible participants. Participants may apply for a distribution of all or a portion of the vested interest at any time after attaining age 59-1/2. Participants are also eligible to make withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant in advance of the ex-dividend date. Dividends on the Company’s stock are reported on a gross basis, with the dividends paid reported as “Dividends” and the amounts distributed reported as “Distributions to participants” in the statements of changes in net assets available for benefits. On January 29, 2015, the Company declared a special cash dividend on Costco common stock of $5 per share, which was paid on February 27, 2015. Of the $145.4 million special dividend paid to Plan participants, approximately $91.7 million was distributed to the participants and the remaining $53.7 million was reinvested into the participants’ accounts.

(h)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of the vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months. The interest rate is determined by the Plan Administrator, based on the Bank of America prime rate on the last day of the calendar year prior to when the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2015 and 2014 ranged from 4.25% to 11.50%, respectively. The notes have various maturity dates up to December 2030.
Starting January 1, 2015, participant loans requested and issued cannot be withdrawn from Company matching contributions. Loans also have an annual maintenance fee charge. This amendment was approved in December 2014.

(i)	Plan Administrator

The Plan is administered by the Benefits Committee of the Company.

(j)	Administrative and Investment Expenses

All investment management and transaction fees are netted against the “Net appreciation of investments.” Certain administrative expenses of maintaining the Plan are paid by the Company, except for loan origination fees (paid by the participant requesting the loan) associated with notes receivable from participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

contracts are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Reclassifications

Certain reclassifications have been made to prior year amounts or balances to conform to the presentation in the current year. These reclassifications did not have a material impact on the Company's previously reported financial statements.

(d)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities, as well as registered investment companies and certain fully benefit-responsive investment contracts that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.
Registered investment company funds, Company common stock, and other equity securities (held in the separately managed accounts) are stated at fair value based upon quoted market prices.
The CPP is invested in GICs, SICs, and SACs, which are fully benefit-responsive and recorded at contract value. Participant withdrawals are required to be at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. A result may be that the fully benefit-responsive contracts are terminated and settled at a valued amount different from the contract value. The Plan Administrator believes at this time any events that would limit the Plan’s ability to transact at contract value with participants are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value or contract value of assets from one period to the next, plus realized gains and losses.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

(e)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(f)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(g)	Recently Adopted Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued guidance eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value (NAV) per share. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt this guidance on a retrospective basis for the year ended December 31, 2015. The Plan presents the investment disclosure required by this guidance in the fair value hierarchy disclosures for 2015 and 2014 in Note 4, “Fair Value Measurements.” There were no other impacts on the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of December 31, 2015 and December 31, 2014.
In July 2015, the FASB issued guidance to simplify employee benefit plan accounting. Part I of this guidance eliminates the requirements to measure the fair value of fully benefit-responsive contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits, net appreciation or depreciation for investments by general type, and disaggregated investments by nature, risks, and characteristics. Part III is not applicable to the plan. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt this guidance on a retrospective basis for the year ended December 31, 2015. Adoption of this guidance and prior fiscal year reclassifications did not have a material impact on reported financial statements or disclosures.

(3)	Fully Benefit-Responsive Investment Contracts

The following is a description of the fully benefit-responsive investment contracts invested in by the CPP.

GIC: A form of traditional investment contract that provides for a fixed return on principal invested for a specified period of time. GICs do not permit an insurance company to terminate an agreement prior to the scheduled maturity date.
SIC: Consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.
SAC and wrap contract: These are contracts with an insurance company. The issuer legally owns the assets and is required to segregate them into a separate account, which is designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

The table below presents the total contract value of each type of fully benefit-responsive investment contract in the Plan as of December 31, 2015, and 2014.

	Fully benefit-responsive investment contracts (in thousands)
	2015	2014
GIC	$—	$6,800
SIC	902,262	925,554
SAC	181,088	211,014
Total fully benefit-responsive investment contracts	$1,083,350	$1,143,368

(4)	Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The following valuation techniques are used to measure fair value:
Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and Costco Common Stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.
Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.
Level 3 assets include significant unobservable inputs reflecting our own assumptions consistent with reasonably available assumptions made by other market participants. The Plan uses the income approach for certain investments, which involves determining fair values from discounted cash flow methodologies, or replacement cost for Level 3 assets.
Valuation techniques utilized during the reporting period in the fair value measurement of Level 1, Level 2, and Level 3 assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice. The Company reports transfers in and out of Levels 1, 2, and 3, as applicable, using the fair value of the individual securities or funds as of the beginning of the reporting period in which the transfer(s) occurred.
The carrying value of the Plan’s receivables approximate fair value due to their short-term nature or fixed rates relative to prevailing market rates.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, registered investment company funds, and separately managed accounts: Valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs.
Common commingled trust: Valued at the NAV of shares held by the Plan at year end. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. There are no unfunded commitments at December 31, 2015 or 2014.
There were no Level 2 or Level 3 financial assets in the Plan that are measured at fair value on a recurring basis as of December 31, 2015 and 2014. Common commingled trust funds are no longer categorized in the fair value hierarchy (see discussion in Note 2(g) of this report). Fully benefit-responsive contracts are no longer measured at fair value (see discussion in Note 2(g) of this report).

(5)	Form 5500 Reconciliation

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Plan’s Form 5500 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$11,324,265	$10,176,130
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	4,631	16,166
Net assets available for benefits per the Form 5500	$11,328,896	$10,192,296

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Plan’s Form 5500 (in thousands):

	2015	2014
Net increase in net assets available for benefits per the financial statements	$1,148,135	$1,378,426
Net change from contract value to fair value for fully benefit- responsive contracts	(11,535)	107
Net increase in net assets available for benefits per the Form 5500	$1,136,600	$1,378,533

(6)	Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Tax Status

In a determination letter dated September 23, 2013, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the last determination letter, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the requirements of the IRC.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2015 and 2014

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the Company’s common stock. Therefore, these transactions also qualify as party-in-interest transactions.

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(In thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	$192,964
PIMCO	Income Inst	318,587
* T. Rowe Price	Retirement Balanced Trust D	19,065
* T. Rowe Price	TRP Ret 2005 Active Trust D	12,706
* T. Rowe Price	TRP Ret 2010 Active Trust D	32,267
* T. Rowe Price	TRP Ret 2015 Active Trust D	100,613
* T. Rowe Price	TRP Ret 2020 Active Trust D	236,724
* T. Rowe Price	TRP Ret 2025 Active Trust D	297,757
* T. Rowe Price	TRP Ret 2030 Active Trust D	309,637
* T. Rowe Price	TRP Ret 2035 Active Trust D	252,703
* T. Rowe Price	TRP Ret 2040 Active Trust D	331,914
* T. Rowe Price	TRP Ret 2045 Active Trust D	369,606
* T. Rowe Price	TRP Ret 2050 Active Trust D	177,020
* T. Rowe Price	TRP Ret 2055 Active Trust D	170,457
* T. Rowe Price	TRP Ret 2060 Active Trust D	3,434
Vanguard	Total Bond Market Index Fund Institutional	37,730
Vanguard	Institutional Index, Plus	317,558
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acuity Brands Inc	Common Stock	6,300
Agilent Technologies Inc	Common Stock	9,389
Air Products & Chemicals	Common Stock	6,493
Akamai Technologies Inc	Common Stock	7,616
Alnylam Pharmaceuticals I	Common Stock	1,503
Ametek Inc	Common Stock	7,809
Aramark	Common Stock	4,667
Ashland Inc	Common Stock	3,895
Atmel Corp	Common Stock	4,683
Atmos Energy Corp	Common Stock	881
Autozone Inc	Common Stock	11,847
Ball Corp	Common Stock	6,968
Baxalta Inc	Common Stock	6,544
Blue Buffalo Pet Products	Common Stock	336
Borgwarner Inc	Common Stock	6,860
Bruker Corp	Common Stock	7,315
CBOE Holdings Inc	Common Stock	8,420
Carmax Inc	Common Stock	12,819
Catalent Inc	Common Stock	5,171
Celanese Corp-Series A	Common Stock	4,838
Chipotle Mexican Grill In	Common Stock	958
Choice Hotels Intl Inc	Common Stock	4,880
Cimarex Energy Co	Common Stock	1,160
Cognex Corp	Common Stock	1,618
Colfax Corp	Common Stock	3,006

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Concho Resources Inc	Common Stock	2,966
Cooper Cos Inc/The	Common Stock	7,902
Corelogic Inc	Common Stock	5,373
Dentsply International In	Common Stock	9,717
Digitalglobe Inc	Common Stock	2,782
Dollar General Corp	Common Stock	9,181
EQ Corp	Common Stock	5,775
E*Trade Financial Corp	Common Stock	2,958
Envision Healthcare Holdi	Common Stock	2,929
Equifax Inc	Common Stock	10,670
FEI Company	Common Stock	5,335
Factset Research Systems	Common Stock	3,569
Fidelity National Info Se	Common Stock	4,838
FNF Group	Common Stock	11,142
Fiserv Inc	Common Stock	18,986
Fortinet Inc	Common Stock	1,960
Franco-Nevada Corp	Common Stock	5,844
Gartner Inc	Common Stock	5,522
Global Payments Inc	Common Stock	8,241
GrubHub Inc	Common Stock	628
Guidewire Software Inc	Common Stock	660
Hanesbrands Inc	Common Stock	7,783
Harley-Davidson Inc	Common Stock	2,763
Harman International	Common Stock	3,009
Hologic Inc	Common Stock	4,054
Hunt (JB) Transprt Svcs I	Common Stock	5,271
IMS Health Holdings Inc	Common Stock	3,813
IDEX Corp	Common Stock	10,245
Idexx Laboratories Inc	Common Stock	5,822
IHS Inc-Class A	Common Stock	11,347
Illumina Inc	Common Stock	3,448
Incyte Corp	Common Stock	6,061
Intercontinental Exchange	Common Stock	8,951
Intuitive Surgical Inc	Common Stock	11,992
Jones Lang Lasalle Inc	Common Stock	7,658
Juniper Networks Inc	Common Stock	771
KAR Auction Services Inc	Common Stock	1,774
Kansas City Southern	Common Stock	6,409
Keurig Green Mountain Inc	Common Stock	1,437
Keysight Technologies In	Common Stock	6,786
L Brands Inc	Common Stock	6,885
LPL Financial Holdings In	Common Stock	4,895
LinkedIn Corp - A	Common Stock	1,797
Lumentum Holdings Inc	Common Stock	1,055
MGM Resorts International	Common Stock	3,741
MSCI Inc	Common Stock	9,790

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
ManpowerGroup Inc	Common Stock	4,711
Marriott International -C	Common Stock	7,427
Martin Marietta Materials	Common Stock	5,452
Match Group Inc	Common Stock	1,052
MEDNAX Inc	Common Stock	8,010
Mettler-Toledo Internatio	Common Stock	2,369
Michaels Cos Inc/The	Common Stock	4,369
Microchip Technology Inc	Common Stock	8,825
Middleby Corp	Common Stock	2,691
Netsuite Inc	Common Stock	1,774
O'Reilly Automotive Inc	Common Stock	11,381
Old Dominion Freight Line	Common Stock	1,892
PVH Corp	Common Stock	2,940
Palo Alto Networks Inc	Common Stock	2,813
Pioneer Natural Resources	Common Stock	1,001
Progressive Corp	Common Stock	7,934
RPM International Inc	Common Stock	5,585
Red Hat Inc	Common Stock	11,240
Rexnord Corp	Common Stock	1,230
Rite Aid Corp	Common Stock	3,717
Roper Technologies Inc	Common Stock	12,122
SS&C Technologies Holding	Common Stock	4,361
Henry Schein Inc	Common Stock	10,104
ServiceMaster Global Hold	Common Stock	3,642
ServiceNow Inc	Common Stock	1,382
Splunk Inc	Common Stock	1,409
Sprouts Farmers Market In	Common Stock	4,272
TD Ameritrade Holding Cor	Common Stock	7,967
T-Mobile US Inc	Common Stock	11,283
Teleflex Inc	Common Stock	10,495
Tesla Motors Inc	Common Stock	1,437
Textron Inc	Common Stock	13,417
Towers Watson & Co-Cl A	Common Stock	6,026
TransUnion	Common Stock	1,348
TreeHouse Foods Inc	Common Stock	3,132
TripAdvisor Inc	Common Stock	4,084
Universal Health Services	Common Stock	3,816
Vantiv Inc - Cl A	Common Stock	7,525
Veeva Systems Inc-Class A	Common Stock	2,764
Verisign Inc	Common Stock	13,950
Verisk Analytics Inc	Common Stock	8,593
Vertex Pharmaceuticals In	Common Stock	4,019
Viavi Solutions Inc	Common Stock	729
WABCO Holdings Inc	Common Stock	2,449
Waste Connections Inc	Common Stock	7,251
West Pharmaceutical Servi	Common Stock	3,005

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
WhiteWave Foods Co	Common Stock	5,553
Whole Foods Market Inc	Common Stock	2,675
Xilinx Inc	Common Stock	4,125
Xylem Inc	Common Stock	4,335
Zillow Group Inc - A	Common Stock	1,663
Zillow Group Inc - C	Common Stock	2,250
Alkermes Plc	Common Stock	13,309
Allegion Plc	Common Stock	7,960
Atlassian Corp Plc-Class	Common Stock	1,021
Mallinckrodt Plc	Common Stock	2,830
Norwegian Cruise Line Hol	Common Stock	14,212
Willis Group Holdings Plc	Common Stock	10,083
Ferrari Nv	Common Stock	1,677
Mobileye Nv	Common Stock	2,532
Sensata Technologies Hold	Common Stock	8,872
We Work Compan Class	Common Stock	431
Royal Caribbean Cruises L	Common Stock	5,657
US Govt STIF 5 Bps	Money Market Security	2,033
Govt Rsrve Inv Fund	Mutual Fund	14,390
Large Cap Value Portfolio:
AES Corp	Common Stock	2,299
Aetna Inc	Common Stock	2,012
Agilent Technologies Inc	Common Stock	2,174
American Airlines Group I	Common Stock	3,301
American Electric Power	Common Stock	1,924
American Express Co	Common Stock	543
Ameriprise Financial Inc	Common Stock	1,672
Anthem Inc	Common Stock	2,609
Apache Corp	Common Stock	1,206
Applied Materials Inc	Common Stock	428
Ashland Inc	Common Stock	1,397
Bank Of America Corp	Common Stock	2,366
Bank Of New York Mellon C	Common Stock	3,774
Baxalta Inc	Common Stock	1,632
Becton Dickinson And Co	Common Stock	1,079
BG Group Plc	Common Stock	25
BlackRock Inc	Common Stock	579
Boeing Co/The	Common Stock	4,238
Cigna Corp	Common Stock	2,284
CVS Health Corp	Common Stock	245
CA Inc	Common Stock	2,437
Canadian Pacific Railway	Common Stock	434
Carnival Corp	Common Stock	2,033
Celanese Corp-Series A	Common Stock	2,230
CenterPoint Energy Inc	Common Stock	1,253
Chevron Corp	Common Stock	2,115

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cisco Systems Inc	Common Stock	850
Citigroup Inc	Common Stock	5,581
Coca-Cola Co/The	Common Stock	1,010
Coca-Cola Enterprises	Common Stock	1,000
ConAgra Foods Inc	Common Stock	1,278
ConocoPhillips	Common Stock	729
Danaher Corp	Common Stock	855
Digital Realty Trust Inc	Common Stock	552
Discover Financial Servic	Common Stock	1,196
Du Pont (E.I.) De Nemours	Common Stock	1,852
Edison International	Common Stock	1,208
Entergy Corp	Common Stock	752
West Fraser Timber Co Ltd	Common Stock	1,671
Exelon Corp	Common Stock	236
Exxon Mobil Corp	Common Stock	2,035
Fifth Third Bancorp	Common Stock	278
FirstEnergy Corp	Common Stock	3,882
Frontier Communications C	Common Stock	546
General Electric Co	Common Stock	8,480
Genworth Financial Inc-Cl	Common Stock	556
Gilead Sciences Inc	Common Stock	2,632
HCA Holdings Inc	Common Stock	3,018
Ingredion Inc	Common Stock	2,464
Intercontinental Exchange	Common Stock	974
International Paper Co	Common Stock	913
JPMorgan Chase & Co	Common Stock	4,993
Johnson & Johnson	Common Stock	154
Johnson Controls Inc	Common Stock	2,102
Juniper Networks Inc	Common Stock	2,375
Keysight Technologies In	Common Stock	1,291
Las Vegas Sands Corp	Common Stock	939
Lowe's Cos Inc	Common Stock	1,970
Marsh & McLennan Cos	Common Stock	2,807
Mattel Inc	Common Stock	1,987
MetLife Inc	Common Stock	5,286
Microsoft Corp	Common Stock	5,157
Micron Technology Inc	Common Stock	1,743
Morgan Stanley	Common Stock	4,335
Occidental Petroleum Corp	Common Stock	886
P G & E Corp	Common Stock	3,603
Pfizer Inc	Common Stock	7,867
Philip Morris Internation	Common Stock	4,019
Phillips 66	Common Stock	98
Procter & Gamble Co/The	Common Stock	588
Qualcomm Inc	Common Stock	495
Royal Dutch Shell-Spon Ad	Common Stock	92

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Spectra Energy Corp	Common Stock	956
State Street Corp	Common Stock	777
T-Mobile US Inc	Common Stock	1,045
Texas Instruments Inc	Common Stock	2,268
Thermo Fisher Scientific	Common Stock	3,307
Total Sa-Spon Adr	Common Stock	315
Twenty-First Century Fox-	Common Stock	1,054
Tyson Foods Inc-Cl A	Common Stock	5,682
UnitedHealth Group Inc	Common Stock	1,748
Valeant Pharmaceuticals I	Common Stock	986
Wells Fargo & Co	Common Stock	554
Western Digital Corp	Common Stock	565
Weyerhaeuser Co	Common Stock	1,998
Xcel Energy Inc	Common Stock	223
Royal Bank Of Scotland Gr	Common Stock	856
Allergan Plc	Common Stock	2,220
Bunge Ltd	Common Stock	2,063
Mallinckrodt Plc	Common Stock	1,501
Medtronic Plc	Common Stock	3,548
Pentair Plc	Common Stock	1,432
Tyco International Plc	Common Stock	1,359
Perrigo Co Plc	Common Stock	318
XL Group Plc	Common Stock	3,324
TE Connectivity Ltd	Common Stock	375
Mylan Nv	Common Stock	2,602
NXP Semiconductors Nv	Common Stock	447
Sensata Technologies Hold	Common Stock	585
Valeant Pharma	Bonds	198
US Govt STIF 5 Bps	Money Market Securities	1,197
T Rowe Reserve Inv Fund	Mutual Funds	1
Small-Cap Core Portfolio:
Canadian Dollar	Cash	2
AAON Inc	Common Stock	848
AMAG Pharmaceuticals Inc	Common Stock	240
ARC Document Solutions In	Common Stock	119
AZZ Inc	Common Stock	1,725
Acadia Healthcare Co Inc	Common Stock	2,088
Acadia Realty Trust	Common Stock	663
Acceleron Pharma Inc	Common Stock	655
Accuray Inc	Common Stock	392
Adeptus Health Inc-Class	Common Stock	754
Adtran Inc	Common Stock	783
Advanced Energy Industrie	Common Stock	534
Alamo Group Inc	Common Stock	498
Albany Intl Corp-Cl A	Common Stock	1,175
Alexander & Baldwin Inc	Common Stock	973

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Allegiant Travel Co	Common Stock	134
American Campus Communiti	Common Stock	1,456
American Eagle Outfitters	Common Stock	814
American Public Education	Common Stock	495
American Science & Engine	Common Stock	601
Analogic Corp	Common Stock	781
Apogee Enterprises Inc	Common Stock	333
Arctic Cat Inc	Common Stock	197
Artisan Partners Asset Ma	Common Stock	158
Aspen Aerogels Inc	Common Stock	306
BWX Technologies Inc	Common Stock	626
BancorpSouth Inc	Common Stock	179
BankUnited Inc	Common Stock	2,638
Petra Diamonds Ltd	Common Stock	115
Beneficial Bancorp Inc	Common Stock	1,037
BJ's Restaurants Inc	Common Stock	108
Bloomin' Brands Inc	Common Stock	1,220
Blue Hills Bancorp Inc	Common Stock	373
Bojangles' Inc	Common Stock	85
Bottomline Technologies	Common Stock	1,769
Bridge Bancorp Inc	Common Stock	297
Brinker International Inc	Common Stock	1,231
Bruker Corp	Common Stock	1,256
Brunswick Corp	Common Stock	1,573
Burlington Stores Inc	Common Stock	482
Cleco Corporation	Common Stock	431
CTS Corp	Common Stock	635
Cable One Inc	Common Stock	863
CalAmp Corp	Common Stock	539
CalAtlantic Group Inc	Common Stock	346
Capital Bank Financial-Cl	Common Stock	1,553
Capitol Federal Financial	Common Stock	1,550
Catalent Inc	Common Stock	692
Catchmark Timber Trust In	Common Stock	509
Cavium Inc	Common Stock	647
Celadon Group Inc	Common Stock	335
Centene Corp	Common Stock	1,978
Chart Industries Inc	Common Stock	577
Cheesecake Factory Inc/Th	Common Stock	941
Chesapeake Lodging Trust	Common Stock	764
Chesapeake Utilities Corp	Common Stock	649
Chico's FAS Inc	Common Stock	1,012
Ciena Corp	Common Stock	288
Clarcor Inc	Common Stock	1,384
Clearwater Paper Corp	Common Stock	748
Clifton Bancorp Inc	Common Stock	361

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cohen & Steers Inc	Common Stock	780
Colony Capital Inc - A	Common Stock	339
CoLucid Pharmaceuticals I	Common Stock	78
Comfort Systems USA Inc	Common Stock	246
Compass Minerals Internat	Common Stock	464
Core-Mark Holding Co Inc	Common Stock	2,120
Corporate Office Properti	Common Stock	1,143
Computer Modelling Group	Common Stock	328
Cray Inc	Common Stock	2,206
Cvent Inc	Common Stock	1,101
Demandware Inc	Common Stock	752
Denny's Corp	Common Stock	1,008
Descartes Systems Grp/The	Common Stock	1,984
DiamondRock Hospitality C	Common Stock	718
Diamondback Energy Inc	Common Stock	1,338
Diodes Inc	Common Stock	521
Diplomat Pharmacy Inc	Common Stock	535
RR Donnelley & Sons Co	Common Stock	50
Dril-Quip Inc	Common Stock	283
Dynegy Inc	Common Stock	103
E*Trade Financial Corp	Common Stock	3,466
Eagle Materials Inc	Common Stock	126
East West Bancorp Inc	Common Stock	364
EastGroup Properties Inc	Common Stock	1,583
Eclipse Resources Corp	Common Stock	63
Edwards Lifesciences Corp	Common Stock	424
New Gold Inc	Common Stock	957
El Paso Electric Co	Common Stock	1,111
Electro Rent Corp	Common Stock	136
Endurance International G	Common Stock	401
Entellus Medical Inc	Common Stock	111
Equity One Inc	Common Stock	1,013
ESCO Technologies Inc	Common Stock	1,320
Etsy Inc	Common Stock	256
Exelixis Inc	Common Stock	528
Exponent Inc	Common Stock	780
Express Inc	Common Stock	261
Fairchild Semiconductor I	Common Stock	800
FARO Technologies Inc	Common Stock	479
Financial Engines Inc	Common Stock	1,511
Finisar Corporation	Common Stock	1,263
First Horizon National Co	Common Stock	2,141
First Niagara Financial G	Common Stock	1,350
First Potomac Realty Trus	Common Stock	398
Five Below	Common Stock	492
Five9 Inc	Common Stock	638

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Flotek Industries Inc	Common Stock	462
Forestar Group Inc	Common Stock	425
Fortinet Inc	Common Stock	630
Forum Energy Technologies	Common Stock	352
Francesca's Holdings Corp	Common Stock	785
Fresh Market Inc/The	Common Stock	771
G & K Services Inc -Cl A	Common Stock	764
Gentex Corp	Common Stock	489
Gentherm Inc	Common Stock	1,226
Glacier Bancorp Inc	Common Stock	1,658
Graco Inc	Common Stock	1,764
Green Bancorp Inc	Common Stock	71
GrubHub Inc	Common Stock	790
Guidewire Software Inc	Common Stock	2,119
Gulf Island Fabrication I	Common Stock	267
HMS Holdings Corp	Common Stock	632
HSN Inc	Common Stock	918
Halyard Health Inc	Common Stock	1,559
Harsco Corp	Common Stock	540
Haynes International Inc	Common Stock	690
HealthEquity Inc	Common Stock	90
Heartland Express Inc	Common Stock	46
HeartWare International I	Common Stock	406
Hexcel Corp	Common Stock	1,373
Hillenbrand Inc	Common Stock	840
Horizon Global Corp	Common Stock	181
Houlihan Lokey Inc	Common Stock	245
HubSpot Inc	Common Stock	248
Ixia	Common Stock	506
Imperva Inc	Common Stock	750
Incyte Corp	Common Stock	1,381
Infinity Property & Casua	Common Stock	2,398
Infoblox Inc	Common Stock	262
Insmed Inc	Common Stock	582
Insulet Corp	Common Stock	260
Integrated Device Tech In	Common Stock	336
Interactive Intelligence	Common Stock	657
InvenSense Inc	Common Stock	316
Ionis Pharmaceuticals Inc	Common Stock	1,473
Jack In The Box Inc	Common Stock	1,038
Janus Capital Group Inc	Common Stock	1,436
John Bean Technologies Co	Common Stock	2,415
K2M Group Holdings Inc	Common Stock	1,067
Kearny Financial Corp/Md	Common Stock	507
Kemper Corp	Common Stock	682
Knoll Inc	Common Stock	1,149

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Knight Transportation Inc	Common Stock	1,386
Kopin Corp	Common Stock	89
Krispy Kreme Doughnuts In	Common Stock	1,099
Landstar System Inc	Common Stock	899
Lennox International Inc	Common Stock	2,163
LifePoint Health Inc	Common Stock	1,366
Louisiana-Pacific Corp	Common Stock	774
Luxfer Holdings Plc-Adr	Common Stock	449
MGIC Investment Corp	Common Stock	287
MSA Safety Inc	Common Stock	1,748
M/A-Com Technology Soluti	Common Stock	574
Marketo Inc	Common Stock	1,617
Martin Marietta Materials	Common Stock	381
Masimo Corp	Common Stock	74
Matador Resources Co	Common Stock	1,169
Matson Inc	Common Stock	598
Matthews Intl Corp-Class	Common Stock	803
Medicines Company	Common Stock	1,018
Meridian Bioscience Inc	Common Stock	1,199
Meridian Bancorp Inc	Common Stock	605
Meritage Homes Corp	Common Stock	1,042
Michaels Cos Inc/The	Common Stock	640
Minerals Technologies Inc	Common Stock	1,282
Mobile Mini Inc	Common Stock	1,258
Monro Muffler Brake Inc	Common Stock	1,101
Moog Inc-Class A	Common Stock	1,266
Mueller Water Products In	Common Stock	898
Multi-Color Corp	Common Stock	1,762
NRG Yield Inc-Class A	Common Stock	136
NRG Yield Inc-Class C	Common Stock	143
National CineMedia Inc	Common Stock	170
National Instruments Corp	Common Stock	897
New Media Investment Grou	Common Stock	521
New Relic Inc	Common Stock	801
Newpark Resources Inc	Common Stock	340
Northwestern Corp	Common Stock	632
Novavax Inc	Common Stock	751
Oceaneering Intl Inc	Common Stock	269
One Gas Inc	Common Stock	2,646
Ophthotech Corp	Common Stock	336
Outfront Media Inc	Common Stock	428
PDF Solutions Inc	Common Stock	277
PMC - Sierra Inc	Common Stock	1,213
PNM Resources Inc	Common Stock	2,379
PS Business Parks Inc/Ca	Common Stock	2,219
Pacira Pharmaceuticals In	Common Stock	2,644

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Pandora Media Inc	Common Stock	562
Park Sterling Corp	Common Stock	567
Parsley Energy Inc-Class	Common Stock	889
PennyMac Financial Servic	Common Stock	319
Performance Food Group Co	Common Stock	484
Pier 1 Imports Inc	Common Stock	975
Pinnacle Financial Partne	Common Stock	894
Pinnacle Foods Inc	Common Stock	2,776
PolyOne Corporation	Common Stock	860
Popular Inc	Common Stock	981
Portland General Electric	Common Stock	1,719
Post Holdings Inc	Common Stock	1,584
Progress Software Corp	Common Stock	812
Proofpoint Inc	Common Stock	2,103
Prosperity Bancshares Inc	Common Stock	1,186
Proto Labs Inc	Common Stock	222
Pzena Investment Managm-C	Common Stock	74
Qlik Technologies Inc	Common Stock	110
Quanex Building Products	Common Stock	961
Quotient Technology Inc	Common Stock	170
RLI Corp	Common Stock	1,506
RPC Inc	Common Stock	564
Radian Group Inc	Common Stock	1,127
RBC Bearings Inc	Common Stock	1,658
RE/MAX Holdings Inc-Cl A	Common Stock	598
Red Robin Gourmet Burgers	Common Stock	1,038
Restoration Hardware Hold	Common Stock	1,542
Retail Opportunity Invest	Common Stock	650
Rexnord Corp	Common Stock	1,013
RingCentral Inc-Class A	Common Stock	725
Ritchie Bros Auctioneers	Common Stock	1,305
Rouse Properties Inc	Common Stock	630
Ryerson Holding Corp	Common Stock	87
SS&C Technologies Holding	Common Stock	4,233
SP Plus Corp	Common Stock	464
Safety Insurance	Common Stock	685
Saia Inc	Common Stock	742
Scholastic Corp	Common Stock	767
Schweitzer-Mauduit Intl I	Common Stock	710
Sciquest Inc	Common Stock	569
SEACOR Holdings Inc	Common Stock	1,245
Seattle Genetics Inc	Common Stock	657
Selective Insurance Group	Common Stock	2,089
Semtech Corp	Common Stock	1,764
Senomyx Inc	Common Stock	139
Shake Shack Inc - Class A	Common Stock	79

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Silicon Laboratories Inc	Common Stock	333
Simmons First Natl Corp-C	Common Stock	593
Simpson Manufacturing Co	Common Stock	1,149
Sonic Corp	Common Stock	1,469
Southwest Gas Corp	Common Stock	1,625
State Auto Financial Corp	Common Stock	623
Strattec Security Corp	Common Stock	253
Sun Hydraulics Corp	Common Stock	957
Synovus Financial Corp	Common Stock	1,379
Synergy Resources Corp	Common Stock	263
TCF Financial Corp	Common Stock	655
Talmer Bancorp Inc -Cl A	Common Stock	1,085
Tangoe Inc/Ct	Common Stock	874
Team Health Holdings Inc	Common Stock	633
Teledyne Technologies Inc	Common Stock	2,145
Tennant Co	Common Stock	582
Tesaro Inc	Common Stock	604
Tesco Corp	Common Stock	224
Texas Capital Bancshares	Common Stock	1,805
TherapeuticsMD Inc	Common Stock	401
Theravance Inc	Common Stock	46
Thermon Group Holdings In	Common Stock	305
Toro Co	Common Stock	2,458
TreeHouse Foods Inc	Common Stock	3,147
Trimas Corp	Common Stock	787
Triumph Group Inc	Common Stock	831
Tuesday Morning Corp	Common Stock	933
Tumi Holdings Inc	Common Stock	967
Ultragenyx Pharmaceutical	Common Stock	167
Univar Inc	Common Stock	596
Universal American Corp	Common Stock	148
Urstadt Biddle - Class A	Common Stock	618
Valley National Bancorp	Common Stock	439
Valmont Industries	Common Stock	886
Veeco Instruments Inc	Common Stock	923
Waddell & Reed Financial-	Common Stock	961
Walker & Dunlop Inc	Common Stock	269
Washington Trust Bancorp	Common Stock	582
Waste Connections Inc	Common Stock	1,855
Wausau Paper Corp	Common Stock	364
WellCare Health Plans Inc	Common Stock	1,930
Westamerica Bancorporatio	Common Stock	833
Western Alliance Bancorp	Common Stock	2,434
Wolverine World Wide Inc	Common Stock	672
Woodward Inc	Common Stock	183
Worthington Industries	Common Stock	618

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Zillow Group Inc - A	Common Stock	73
Zillow Group Inc - C	Common Stock	129
Zoe's Kitchen Inc	Common Stock	201
Zumiez Inc	Common Stock	635
Horizon North Logistics I	Common Stock	126
Franco-Nevada Corp	Common Stock	787
Osisko Gold Royalties Ltd	Common Stock	578
Alkermes Plc	Common Stock	3,057
Assured Guaranty Ltd	Common Stock	1,894
Enstar Group Ltd	Common Stock	896
Essent Group Ltd	Common Stock	283
Fleetmatics Group Plc	Common Stock	1,476
Multi Packaging Solutions	Common Stock	616
STERIS Plc	Common Stock	2,572
Theravance Biopharma Inc	Common Stock	21
Allot Communications Ltd	Common Stock	255
CyberArk Software Ltd/Isr	Common Stock	714
Constellium Nv- Class A	Common Stock	407
Wright Medical Group Nv	Common Stock	1,862
CarGurus Inc Series D Pfd	Common Stock	302
US Govt STIF 5 Bps	Money Market Securities	1,203
Govt Rsrve Inv Fund	Mutual Funds	3,575
International Equity Portfolio:
Canadian Dollar	Cash	8
Federated Gov Obli Fund	Money Market Security	3,347
AAC Technologies H-Unspon	Common Stock	973
ABB Ltd Adr	Common Stock	1,340
Aflac Inc	Common Stock	3,070
Adecco Sa-Reg-Unspon Adr	Common Stock	2,099
Air Liquide Adr	Common Stock	1,513
Allianz Se Adr	Common Stock	2,209
Astellas Pharma Inc-Unsp	Common Stock	599
AXA - Spons Adr	Common Stock	2,693
BASF Se - Spon Adr	Common Stock	2,226
BNP Paribas - Adr	Common Stock	2,462
Bancolombia Sa - Spons Adr	Common Stock	1,300
Barclays Plc-Spons Adr	Common Stock	2,374
Bayer Ag	Common Stock	1,092
BHP Billiton Ltd Adr	Common Stock	892
CSL Ltd-Unspon Adr	Common Stock	1,863
Canadian Natural Res	Common Stock	1,460
Carrefour SA-SP Adr	Common Stock	1,471
Coca Cola He-Ads	Common Stock	780
Compass Group Plc Adr	Common Stock	1,841
Continental AG-Spons Adr	Common Stock	1,577
Daimler Ag- Spn Adr	Common Stock	1,545

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Dassault Systems Sa-Adr	Common Stock	870
Diageo Plc Spons Adr	Common Stock	1,484
Enbridge Inc	Common Stock	707
FANUC Corp-Unsp Adr	Common Stock	904
Fresenius SE & Co-Spn Adr	Common Stock	1,611
Fuji Heavy Indus-Unspons	Common Stock	2,133
Gemalto Nv-Sponsored Adr	Common Stock	950
Givaudan-Unspon Adr	Common Stock	1,019
HSBC Holdings Plc	Common Stock	1,510
Henkel Kgaa-Spons Adr Pfd	Common Stock	1,529
Honda Motor Co Ltd-Sp Adr	Common Stock	1,751
Imperial Oil Ltd	Common Stock	1,705
JGC Corp-Unsponsored Adr	Common Stock	1,146
Japan Tobacco Inc-Unspon	Common Stock	2,751
Komatsu Ltd	Common Stock	1,224
Kubota Corp - Spons Adr	Common Stock	1,872
L'Oreal- Unsponsored Adr	Common Stock	1,191
Magna Inter Class A Adr	Common Stock	2,055
Mettler-Toledo Intl	Common Stock	1,559
MTN Group Ltd-Spons Adr	Common Stock	947
Muenchener Rueck-Unspon A	Common Stock	2,383
Nestle Sa-Spons Adr	Common Stock	1,397
Nitto Denko Corp	Common Stock	1,918
Novartis Ag Adr	Common Stock	1,359
Novo-Nordisk A/S-Sp Adr	Common Stock	1,942
Prudential Plc	Common Stock	2,216
Reckitt Benckiser-Spon Ad	Common Stock	2,672
Roche Hldgs Ltd - Adr	Common Stock	2,065
Royal Dutch Shell Plc Adr	Common Stock	1,239
Ryanair Hlds Plccadr	Common Stock	2,033
SKF AB	Common Stock	586
SABMiller Plc Adr	Common Stock	1,379
Sandvik Ab	Common Stock	1,077
SAP SE-Sponsored Adr	Common Stock	2,021
Schlumberger Ltd	Common Stock	1,033
Siemens Ag	Common Stock	2,008
Singapore Telecommunicat	Common Stock	1,524
Svenska Cellulosa Ab	Common Stock	2,080
Syngenta Ag - Adr	Common Stock	2,255
Sysmex Corp-Unspon Adr	Common Stock	1,335
Taiwan Semiconductor Adr	Common Stock	1,414
Tokyo Electron Ltd-Unsp A	Common Stock	1,100
Volkswagen Ag-Spons Adr P	Common Stock	1,401
WPP Plc-Sponsored Adr	Common Stock	2,730
Wal-Mart De Mexico Sa De	Common Stock	1,957
Woodside Petroleum Sp Adr	Common Stock	1,651

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Credicorp Ltd	Common Stock	1,577
NXP Semiconductors Nv	Common Stock	1,524
Large Cap Growth Portfolio:
Acuity Brands Inc	Common Stock	6,509
Adobe Systems Inc	Common Stock	9,006
Alexion Pharmaceuticals	Common Stock	13,186
Alibaba Group Holdings -Sp	Common Stock	12,946
Amazon.com Inc	Common Stock	10,544
Biogen Idec, Inc	Common Stock	9,058
Bristol-Myers Squibb Co	Common Stock	13,544
CVS Health Corp	Common Stock	8,875
Celgene Corp	Common Stock	10,255
Cognizant Tech Solutions	Common Stock	9,693
Dexcom INC	Common Stock	5,773
Facebook Inc-A	Common Stock	12,998
Fitbit Inc - A	Common Stock	7,642
Illumia Inc	Common Stock	9,568
Intercept Pharmaceuticals	Common Stock	7,706
Intercontinental Exchange	Common Stock	6,376
LinkedIn Corp- A	Common Stock	12,438
MercadoLibre Inc	Common Stock	9,380
Monster Beverage Corp	Common Stock	13,256
Nike Inc -CL B	Common Stock	10,308
Novo-Nordisk A/S-Spons Ad	Common Stock	8,396
Priceline.com Inc	Common Stock	10,251
ServiceNow INC	Common Stock	10,642
Skyworks Solutions Inc	Common Stock	7,210
Splunk Inc	Common Stock	11,711
Tesla Motors Inc	Common Stock	8,326
Vertex Pharmaceuticals In	Common Stock	13,081
Visa Inc - Class A Shares	Common Stock	12,471
Mobileye Nv	Common Stock	10,365
Dreyfus Treasury & Agency	Money Market	1,003
Fully benefit-responsive contracts:
Capital Preservation Portfolio:
* T Rowe Price Reserve Inv Fund	Mutual and Trust Fund	92,740
* T Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	43,032
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	31,309
Prudential Building Block Trust	Mutual and Trust Fund	49,611
State Street Building Block Trust	Mutual and Trust Fund	40,594
Pacific Life Building Block Trust	Mutual and Trust Fund	46,108
RBC Building Block Trust	Mutual and Trust Fund	83,398
Transamerica Building Block Trust	Mutual and Trust Fund	58,456
* T Rowe Price Int Term Common:
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	26,849

Schedule I
COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2015
(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Prudential Building Block Trust	Mutual and Trust Fund	45,581
State Street Building Block Trust	Mutual and Trust Fund	64,972
Pacific Life Building Block Trust	Mutual and Trust Fund	67,733
American General Life	Mutual and Trust Fund	34,224
RBC Building Block Trust	Mutual and Trust Fund	77,097
Transamerica Building Block Trust	Mutual and Trust Fund	33,908
* T Rowe Price Managed Bond:
Bank of Tokyo-Mitsubishi UFJ Trust	Mutual and Trust Fund	4,963
Prudential Building Block Trust	Mutual and Trust Fund	15,326
State Street Building Block Trust	Mutual and Trust Fund	18,357
Pacific Life Building Block Trust	Mutual and Trust Fund	21,632
American General Life	Mutual and Trust Fund	8,569
RBC Building Block Trust	Mutual and Trust Fund	20,244
Transamerica Building Block Trust	Mutual and Trust Fund	21,430
Metropolitan Life	Separate Account Contracts	181,627
Uninvested Cash	Cash	221
* Costco Wholesale Corporation	Common stock	4,720,350
Total investments		10,611,949

Participant loans	Interest rates of 4.25% to 11.50% maturing through December 2030	432,585
Total		$11,044,534
_________________________
* Indicates a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 10, 2016	By	/s/ PATRICK CALLANS
Date		Patrick Callans Senior Vice President Costco Wholesale Corporation